UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NABORS INDUSTRIES LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-32657	98-0363970
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House 4 Par-la-Ville Road Second Floor Hamilton, HM08 Bermuda	N/A
(Address of principal executive offices)	(Zip Code)

Mark D. Andrews

(441) 292-1510

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form relates:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report.

Nabors Industries Ltd. has filed a Conflict Minerals Report as Exhibit 1.01 to this specialized disclosure report.  The Conflict Minerals Report is also available at www.nabors.com.  The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02              Exhibit

See Exhibit 1.01 to this specialized disclosure report, which is incorporated herein by reference.

Section 2 — Exhibits

Item 2.01                                           Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NABORS INDUSTRIES LTD.

	By:	/s/ Mark D. Andrews
Date: May 31, 2018		Mark D. Andrews
Corporate Secretary